Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

July 29, 2022

Loan Lauren Nguyen, Legal Branch Chief

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd
Amendment No. 6 to Registration Statement on Form F-3
Filed July 29, 2022
File No. 333-257806

Dear Ms. Nguyen:

In response to the comments set forth in your letter dated July 26, 2022, we are writing to supply additional information and to indicate the changes we have made in the enclosed Pre-effective Amendment 6 to the Registration Statement on Form F-3 (the “Amendment 6”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of Amendment 6 compared against the Pre-effective Amendment 5 to the Registration Statement on Form F-3 filed on July 21, 2022 for your review.

Prospectus Summary, page 4

1.	We understand from the revised disclosure that you provided on page 12, in response to prior comment one, that the functional currency of Recon Technology, Ltd. is the US Dollar, while the functional currency of the PRC entities is the RMB, and that the intercompany receivable/payable is denominated in US Dollars. Given that the PRC entities have a US Dollar denominated monetary liability of RMB 174,467,603 as of December 31, 2021, as reported in the tabulation on page 15, please further revise your disclosure to clarify how changes in the RMB/US Dollar exchange rate are reflected in the columns associated with the PRC entities. For example, based on your disclosure stating "Neither we nor the VIEs have present plans to distribute earnings or settle amounts owed under the Contractual Agreements [and] Cash in the VIEs are expected to be retained for business growth and operation," it appears that you would be following the guidance in FASB ASC 830-20-35-3(b), with the effects recorded as a cumulative translation adjustment in equity. Given that you are reporting amounts associated with Recon Technology Ltd. in RMB, which is not its functional currency, we also understand that you would be following the guidance in FASB ASC 830-30-45-12, in presenting these parent company amounts in the tabulations on pages 15 and 16. Please quantify the amount of the cumulative transaction adjustments for the PRC entities and the parent company, as reported in your consolidating schedules.

Response: We have revised throughout the disclosure on pages 15–16 and to include the cumulative translation adjustment in equity information arising from the balance sheet translation.

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

Exhibits

2.	Please obtain and file an updated auditor’s consent with an amendment to your registration statement to comply with Item 601 of Regulation S-K.

Response: We have obtained and filed an updated auditor’s consent with the Amendment in compliance with Item 601 of Regulation S-K.

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The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer